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QUANTUM ENERGY INC.
OTCBB:  QEGY
Frankfurt:  B6A

United States Securities and
Exchange Commission
Washington, D.C. 20549-0405


May 23, 2007

Attention:        Kevin Stertzel, Division of Corporate Finance
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Dear Sirs,

RE:      Quantum Energy Inc. (the "Company" or "Quantum")
         Form 10-QSB for the fiscal quarter ended May 31, 2006
         Form 8K filed May 24, 2006
         --------------------------


We are writing in reply to your comment letter dated March 30, 2007. The following are our responses.


Form 8-K Filed, May 24, 2006
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Comment

1. We note your response to our prior comment number one and we are unable to locate the requested pro forma information. We reissue that portion of our prior comment. Please refer to Rule 11-01(a) of Regulation S-X.

Reply

Please review the attached pro forma information.

Comment

2. We note from the financial statements provided for KO-KO Petroleum Inc. ("KO-KO") that Ted Kozub appears to be an officer of both companies. Please tell us if the transaction to acquire KO-KO's producing oil and gas properties represents a transaction between entities under common control. Refer to EITF 90-15 and FTP 85-5.

Reply

Ted Kozub was an officer of KO-KO Petroleum Inc. at all material times. Ted Kozub became an officer of Quantum (formerly Boomers Cultural Development Inc., "Boomers") after the acquisition pursuant to section 3 of the Asset Purchase Agreement (the "APA") between Boomers/Quantum and KO-KO dated May 19, 2006.


Quantum Energy, Inc.                                  Toll-Free: (888) 740-7276
P.O. Box 929                                   Email: info@quantumenergyinc.net
Penticton, B.C., V2A 6J9                         Web:  www.quantumenergyinc.net

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Under section 3.1, Entitlement to Board Representation, KO-KO was given a right to nominate a candidate of its choosing to sit on the board of directors of Boomers/Quantum.

The agreement is attached to form 10KSB filed June 14, 2006.


Form 10-QSB for the Fiscal Quarter Ended August 31, 2006
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Comment

3. Please tell us the effective date of your transaction to acquire KO-KO's oil and gas assets.

Reply

Issuance of 1,500,000 shares in capital of Quantum to KO-KO was the last part of the purchase price under the APA. The shares were issued on July 12, 2006, thus, the effective date of the transaction was July 12, 2006.

Comment

4. Please tell us and disclose how you have accounted for the oil and gas assets acquired from KO-KO.

Reply

The acquisition was accounted for at cost, as a purchase and acquisition of assets and working interest. The working interests have been an asset at the time of acquisition and remain as such to this date. The company's filings reflect the fact that there were no significant revenues in regard to these interests. Therefore, consolidated audited financial statements are not required under the SEC requirements.

As was stated in our reply dated February 26, 2007 (the Reply #1), the Company engaged Mr. John M. Durkee, a qualified engineer, to provide reserve reports. According to the letter agreement enclosed with the Reply #1 the reserve reports were to be available within 60 calendar days from February 20, 2007. We have enquired and were assured that the reports will be available early June 2007. We will provide those at the same time.



Very truly yours,

/s/ Shane Lowry
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Shane Lowry, CEO
Quantum Energy Inc.

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